Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM US DTC: AVPMF

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

March 3, 2017	NR 5 - 2017

Avrupa reports on partner defaults at Alvalade JV, south Portugal

Avrupa Minerals Ltd. (AVU:TSXV) announces that its partner on the Alvalade VMS copper/zinc joint venture project in the Iberian Pyrite Belt of southern Portugal is in default of the earn-in agreement.  Avrupa expects the partner, Colt Resources Ltd. TSXV:GTP (“Colt”), will also be unable to meet required government exploration expenditure requirements on the project, and Avrupa can now either re-purchase the project or dilute Colt.

Avrupa has been working with Colt for the past 14 months to eliminate the issues, but has continued to experience numerous delays in managing the expenditures.  Avrupa’s largest shareholder invested funds into Colt to pay the Alvalade property license fees in the spring of 2016, as Colt was unable to make that payment.  A final extension for payment to Avrupa of all required expenditures was granted to Colt in September 2016, with deadlines set at the end of 2016.  These deadlines were not met.

More recently, Colt replaced their president due to internal issues outlined in their news release of January 31, 2017.  To date, Colt has still not provided funds for payment of Avrupa’s fees, for suppliers’ invoices, care/maintenance costs for the project, and now for the 2017 property fees.  Colt has not met the 2015 and 2016 annual work plans and expenditure requirements set by the DGEG, the Portuguese mining bureau.  Colt has now missed two periods of required project exploration expenditures under the earn-in agreement.  In addition, Colt has not made the payments required under their assignment agreement with the former partner, and is in default under that agreement also.

Avrupa is working to ensure that Colt’s defaults in funding the work expenditure commitments will not cause Avrupa to lose its interest in the Alvalade license.

Avrupa will provide its shareholders with further updates as the situation progresses.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa has three joint ventures, two in Portugal and one in Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits.  The partner is currently in default under the terms of the JV agreement, and Avrupa is working on a route to consolidation of the program;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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